UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2017 (August 2, 2017)

SINCLAIR BROADCAST GROUP, INC.

(Exact name of registrant as specified in its charter)

Maryland	000-26076	52-1494660
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

10706 Beaver Dam Road

Hunt Valley, MD  21030

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (410) 568-1500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01                                           Other Events.

On August 2, 2017, Sinclair Broadcast Group, Inc. (“Sinclair”) received a request for additional information and documentary material, often referred to as a “second request” from the United States Department of Justice (the “DOJ”) in connection with Sinclair’s previously announced Agreement and Plan of Merger (the “Merger Agreement”) with Tribune Media Company (“Tribune”).  The second request was issued under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Tribune received a substantively identical request for additional information and documentary material from the DOJ in connection with the transactions contemplated by the Merger Agreement. Consummation of the transactions contemplated by the Merger Agreement is conditioned on expiration of the waiting period applicable under the HSR Act, among other conditions.

Issuance of the second request extends the waiting period under the HSR Act until 30 days after Sinclair and Tribune have substantially complied with the second request, unless the waiting period is terminated earlier by the DOJ or the parties voluntarily extend the time for closing.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions.  For these statements, Sinclair and Tribune claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of a transaction between Sinclair and Tribune and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, the impact of changes in national and regional economies, the ability to service and refinance Sinclair’s outstanding debt, successful integration of Tribune (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.  Unless required by law, Sinclair and Tribune undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release.  For more details on factors that could affect these expectations, please see Tribune’s and Sinclair’s filings with the SEC.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Sinclair and Tribune. In connection with the proposed transaction, Sinclair has filed with the SEC a registration statement on Form S-4 (the “Form S-4”), containing a preliminary proxy statement of Tribune and Sinclair and/or Tribune may file one or more other documents with the SEC. This communication is not a substitute for the Form S-4, the proxy statement or any other documents that Sinclair and/or Tribune may file with the SEC or send to Tribune shareholders in connection with the proposed transaction. SHAREHOLDERS OF TRIBUNE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, Tribune will file with the SEC a definitive proxy statement. The definitive proxy statement when available will be mailed to shareholders of Tribune. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Sinclair will be made available free of charge on Sinclair’s website at http://www.sbgi.net or by contacting the Sinclair’s Investor Relations Department

by phone at (410) 568-1500.   Copies of documents filed with the SEC by Tribune will be made available free of charge on Tribune’s website at http://www.tribunemedia.com or by contacting the Tribune’s Investor Relations Department by phone at (212) 210-2786.

Participants in the Solicitation:

Tribune and its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC.  Information about Tribune’s directors and executive officers is available in and Tribune’s proxy statement for the 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the proxy statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
(Registrant)

Date: August 3, 2017

/s/ David Bochenek
Name: David Bochenek
Title: Senior Vice President / Chief Accounting Officer